Exhibit A

Name of Fund	Expense Cap (of average net assets)	Effective Date	Expense Cap Term
First Trust Dorsey Wright Tactical Core Portfolio Class I	1.30%	10/31/15	05/01/2022
First Trust Dorsey Wright Tactical Core Portfolio Class II	1.05%	10/31/15	05/01/2022

Effective: June 8, 2020.